Exhibit 99.1

Scotiabank Announces Dividend on Outstanding Shares

TORONTO, ON (August 27, 2024) – Scotiabank today announced a dividend on the outstanding shares of the Bank, payable October 29, 2024, to shareholders of record at the close of business on October 2, 2024:

Common Shares

•	Dividend No. 621 of $1.06 per share;

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan (the “Plan”). Under the Plan, the Bank determines whether the additional common shares will be purchased on the open market or issued by the Bank from treasury. At this time, and until October 31, 2024, for the purposes of dividend reinvestments and stock dividends under the Plan, the Bank will continue to issue Common Shares (as defined in the Plan) from treasury, with a 2% discount to the Average Market Price (as defined in the Plan). For optional share purchases made under the Plan, the Bank will issue common shares from treasury at 100% of the Average Market Price (as defined in the Plan) until October 31, 2024. Such shares will be allotted for issuance by Computershare Trust Company of Canada, as agent under the Plan, for the account of participants in the Plan, in an amount determined in accordance with the provisions of the Plan.

Effective November 1, 2024, and until such time as the Bank elects otherwise, the Bank will suspend the discount to the Average Market Price for dividend reinvestments and stock dividends under the Plan and will discontinue issuances of common shares from treasury under the Plan. Purchases of common shares under the Plan will be made by Computershare Trust Company of Canada, as agent under the Plan, in the secondary market in accordance with the provisions of the Plan. All brokerage commissions or service charges in connection with such purchases will be paid by the Bank.

About Scotiabank

Scotiabank’s vision is to be our clients’ most trusted financial partner, to deliver sustainable, profitable growth and maximize total shareholder return. Guided by our purpose: “for every future,” we help our clients, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With assets of approximately $1.4 trillion (as at July 31, 2024), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on X @Scotiabank.

SOURCE Scotiabank

For further information:

John McCartney, Investor Relations, Scotiabank, john.mccartney@scotiabank.com

Sophia Saeed, Investor Relations, Scotiabank, sophia.saeed@scotiabank.com